Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-195645

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	US$1.25bn 4.375% Fixed Rate Subordinated Notes due 2024

Expected Issue Ratings[1]:	Ba1 (Moody’s) / BBB– (S&P) / A– (Fitch)

Status:	Dated Subordinated Debt / Unsecured / Tier 2

Legal Format:	SEC registered

Principal Amount:	USD 1,250,000,000

Trade Date:	September 4, 2014

Settlement Date:	September 11, 2014 (T+5)

Maturity Date:	September 11, 2024

Coupon:	4.375%

Interest Payment Dates:	Semi-annually in arrear on March 11 and September 11 in each year, commencing on March 11, 2015 and ending on the Maturity Date

Coupon Calculation:	30/360, following, unadjusted

Business Days:	New York, London

U.K. Bail-in Power Acknowedgement:	Yes. See section entitled “Description of Subordinated Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement dated September 4, 2014 (the “Preliminary Prospectus Supplement”).

Regulatory Event Redemption	If there is a change in the regulatory classification of the Notes that occurs on or after the issue date of the Notes and that does, or would be likely to, result in: (a) the whole of the outstanding aggregate principal amount of the Notes; or (b) subject to the proviso below, any part of the outstanding aggregate principal amount of the Notes, ceasing to be included in, or counting towards, the Group’s Tier 2 Capital (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption; provided that, if the inclusion of the Issuer’s right to redeem the Notes pursuant to paragraph (b) in the terms of the Notes is at any time not in accordance with the Capital Regulations (as defined in the Preliminary Prospectus Supplement) applicable to instruments intended to qualify as Tier 2 Capital, then the Issuer shall be deemed not to have, at that time, the right to exercise its right to redeem the Notes in accordance with paragraph (b) above and the terms of the Notes shall be construed accordingly; and as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Note that S&P is expected soon to implement a change in its methodology applicable to capital instruments, such as the notes, which may lead to S&P downgrading the notes to below investment grade. S&P is expected to publish its revised methodology during the week of September 8, 2014. For more information, see “Risk Factors—Standard & Poor’s is currently revising its criteria for determining issue credit ratings on bank and prudentially regulated finance company hybrid capital instruments, such as the notes. If the notes are downgraded such that they would be considered sub-investment grade securities by Standard & Poor’s, the notes may as a result be subject to a higher risk of price volatility than higher-rated securities and their market value and liquidity may decline” in the Preliminary Prospectus Supplement.

Tax Redemption	If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

Benchmark Treasury:	T 2 3/8 08/15/24

Spread to Benchmark:	+195bps

Reoffer Yield:	4.394%

Issue Price:	99.848%

Underwriting Discount:	0.45%

Net Proceeds:	USD 1,242,475,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	BB&T Capital Markets, a division of BB&T Securities, LLC; BMO Capital Markets Corp.; Scotia Capital (USA) Inc.; Capital One Securities, Inc.; CIBC World Markets Corp.; DBS Bank Ltd.; Fifth Third Securities, Inc.; Banca IMI S.p.A.; Loop Capital Markets LLC; Mizuho Securities USA Inc.; Samuel A. Ramirez & Company, Inc.; Muriel Siebert & Co., Inc.; SMBC Nikko Securities America, Inc.; Standard Chartered Bank; TD Securities (USA) LLC; U.S. Bancorp Investments, Inc.; Wells Fargo Securities, LLC

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-17 of the Preliminary Prospectus Supplement.

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAC93 / 06738EAC9

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Dated Subordinated Debt Indenture expected to be entered into on September 11, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture between the Issuer and the Trustee expected to be entered into on September 11, 2014

Listing:	We will apply to list the notes on the New York Stock Exchange under the symbol “BCS24”

Governing Law:	New York law, except for subordination provisions and waiver of set-off provisions which will be governed by English law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

The issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.